MentalHappy, Inc



ANNUAL REPORT

2193 Fillmore St

SAN FRANCISCO, CA 94115

(415) 506-7790

MentalHappy.com

This Annual Report is dated April 27, 2022.

BUSINESS

The MentalHappy app allows health professionals to facilitate online support groups to help meet the rising demand for mental health services, create meaningful impact and earn extra revenue.

We charge 10% fee from their monthly earnings on the app and professionals can set their own subscription price for access to their groups.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $193,556.00

Use of proceeds: Working capital, web development and customer acquistion

Date: June 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $35,000.00

Use of proceeds: Operations

Date: September 11, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Operations

Date: September 12, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $30,000.00

Use of proceeds: Mobile App Development

Date: October 14, 2020

Offering exemption relied upon: Section 4(a)(2)   Type of security sold: SAFE

Final amount sold: $5,000.00

Use of proceeds: Operations

Date: October 20, 2020

Offering exemption relied upon: Section 4(a)(2)
  Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Operations

Date: October 30, 2020

Offering exemption relied upon: Section 4(a)(2)   Type of security sold: SAFE

Final amount sold: $1,500.00

Use of proceeds: Operations

Date: December 3, 2020

Offering exemption relied upon: Section 4(a)(2)
  Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Operations

Date: December 1 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Operations

Date: January 13, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Operations

Date: January 15, 2021

Offering exemption relied upon: Section 4(a)(2)   Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Operations

Date: February 3, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $500,000.00

Use of proceeds: Operations

Date: April 1, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results comparing 2021 to 2020:
revenue: revenue for the fiscal year 2021 was $0 and also revenue for the fiscal year 2020 was also $0. This was due to the pivot the company did to develop an new software service rather than a physical product. These years the software service was in development.

COGs: Cost of sales for 2021 was $0 and for 2020 it was just some remaining inventory write offs to wrap up the prior product that was sold in prior years.

Gross Margins:
Gross margins for 2021 and 2020 were $0 and $2362.04 respectively.

Expenses:
The company's expenses consisted of, among other things, compensations and benefits, marketing and sales expenses, fees for professional services, and research and development. Total expenses went from $168,983.49 in 2020 to $313,383.19 in 2021, which was an 88% increase. The research and development expenses were the largest expense taking up 47% of expenses in 2020 and 52% in 2021. Salaries and employee costs were kept to a minimum of 14% for 2020 and 23% for 2021.

Historical results and cash flows:
MentalHappy cash flow in the past was solely based on corporate and consumer sales from our previous product, wellness kits (Cheerbox). Cash flow in the future will be based on new revenue channel and product offering; monthly membership due from The MentalHappy community. We do expect to grow into some new areas such as expanding our efforts of acquiring new member-customers and partnerships for larger product distribution.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $344,657.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stripe Capital

Amount Owed: $4,146.50

Interest Rate: 18.4%

Maturity Date: August 20, 2021

Creditor: The Mill Fund I, LLC

Amount Owed: $30,000.00

Interest Rate: 5.0%

Maturity Date: March 25, 2018

The holders have not exercised the option to collect the note or convert into common stock. The loan remains outstanding as of Dec. 31, 2019.

Creditor: Various Investors

Amount Owed: $193,556.00

Interest Rate: 0.0%

Convertible to Preferred Stock of the Company based on different conversion triggers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tamar Lucien Blue

Tamar Lucien Blue's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: January 04, 2016 - Present

Responsibilities: The CEO role is to set strategy and direction of the company, Building and leading executive and support team, allocating capital to the company's priorities, modeling and setting a the company's culture, values and behavior, working closely with technical and design team on features for the website. Tamar Lucien, a shareholder, works as CEO and has been paid very limited amounts given her participation. CEO Salary for 2021 was $30873.16

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Tamar Lucien Blue

Amount and nature of Beneficial ownership: 550,000

Percent of class: 48.29

RELATED PARTY TRANSACTIONS

Not applicable

OUR SECURITIES

The company has authorized SAFE, Convertible Note, Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 203,036 of Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $193,556.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The note converts upon an acquisition, sale, or a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00

Maturity Date: March 25, 2018

Interest Rate: 5.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: The Convertible Note will convert at a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with Convertible Note.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 1,138,848 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the wellness industry.

However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform and related product for self development and mental illness prevention. Our revenues are therefore dependent upon the market for such community.

We may never have an operational product or service

It is possible that there may never be an operational MentalHappy Community or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our MentalHappy platform. Delays or cost overruns in the development of our telemedicine service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has no voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

MentalHappy was formed on January 4th, 2016 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MentalHappy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MentalHappy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MentalHapppy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MentalHappy could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

MentalHappy, Inc

By   /s/ *Tamar L. Blue*

        Name: MentalHappy, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Tamar L. Blue, the CEO (Chief Executive Officers) of MentalHappy (Company Name), hereby certify that the financial statements of MentalHappy (Company Name) and notes thereto for the periods ending December 31st, 2020 (first Fiscal Year End of Review) and to December 31st, 2021(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns for 2020. MentalHappy has not yet filed its federal tax return for 2021.

For the year 2021 the amounts reported on our tax returns were total income of $0.00; taxable income of $-$311,780.57 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 21st 2022 (Date of Execution).

_____ (Signature)

Chief Executive Officer (Title)

April 21, 2022 (Date)

MentalHappy Inc.
Profit and Loss
January 2020 - December 2021

	Total	
	Jan - Dec 2021	Jan - Dec 2020 (PY)
Income		
4030 Corporate Revenue		0.00
4820 Stripe Sales		0.00
Total Income	$ 0.00	$ 0.00
Cost of Goods Sold		
5010 Cheer Box Materials		2,362.04
5720 Freight & Delivery		0.00
Total Cost of Goods Sold	$ 0.00	$ 2,362.04
Gross Profit	$ 0.00	-$ 2,362.04
Expenses		
6100 People Costs		
6110 Salaries	65,776.47	18,513.00
6120 Payroll Tax Expenses	5,603.88	2,603.25
6130 Payroll Processing Expenses	1,136.00	909.00
6140 Continuing Education	12.99	
6170 Employee Benefits	758.26	627.48
6171 401k Management Fees	277.00	
6190 Subcontractor		729.70
Recruiting	35.08	
Total 6100 People Costs	$ 73,599.68	$ 23,382.43
6200 Facilities Expenses		
6210 Rent	64.00	218.90
6230 Communications	778.61	1,350.31
Meals	1,908.84	
Office Expenses	1,370.00	1,821.45
Meal (Office)	1,926.00	4,986.93

MentalHappy Inc.
Profit and Loss
January 2020 - December 2021

	Total	
	Jan - Dec 2021	Jan - Dec 2020 (PY)
Total Office Expenses	$ 3,296.00	$ 6,808.38
Postage	1,511.63	
Storage Expense	680.00	1,760.00
Total 6200 Facilities Expenses	$ 8,239.08	$ 10,137.59
6300 Marketing Expenses		
6103 Marketing Labor	14,314.38	3,422.83
Influencer Marketing		666.48
Labor-Creative	2,036.32	1,782.72
Photography		225.00
Public Relations	32,241.00	5,000.00
Social Media Labor		1,000.00
Total 6103 Marketing Labor	$ 48,591.70	$ 12,097.03
63220 Advertising Online/Ads	5,957.44	28,855.29
6390 Travel Expense	233.35	25.02
6391 Travel/Gas/Hotel	931.74	725.86
6392 Travel Meals	775.53	381.69
6393 Parking & Tolls		1.00
Total 6390 Travel Expense	$ 1,940.62	$ 1,133.57
Gifts	345.00	
Promotional		144.96
Software - marketing	1,731.88	71.68
Total 6300 Marketing Expenses	$ 58,566.64	$ 42,302.53
6400 Legal & Professional Fees		
Accounting	4,932.50	4,823.50
Total 6400 Legal & Professional Fees	$ 4,932.50	$ 4,823.50

MentalHappy Inc.
Profit and Loss
January 2020 - December 2021

	Total	
	Jan - Dec 2021	Jan - Dec 2020 (PY)
6600 R&D IT		
Developer/Engineer	159,222.18	76,310.00
Hosting	2,386.53	2,341.90
User Testers	263.00	359.00
Total 6600 R&D IT	$ 161,871.71	$ 79,010.90
6700 G&A Expenses		
6710 Software	5,281.66	5,630.32
6720 Dues & Subscriptions		79.00
6720 Insurance		
Worker's Comp Insurance		394.31
Total 6720 Insurance	$ 0.00	$ 394.31
6730 Bank Charges	227.92	419.87
Business Licenses & Permits	664.00	441.00
Total 6700 G&A Expenses	$ 6,173.58	$ 6,964.50
Total Expenses	$ 313,383.19	$ 166,621.45
Net Operating Income	-$ 313,383.19	-$ 168,983.49
Other Income		
SBA PPP Income	4,742.00	
Total Other Income	$ 4,742.00	
Other Expenses		
Franchise Taxes	1,600.00	
Interest Expense	1,539.38	1,879.95
Total Other Expenses	$ 3,139.38	$ 1,879.95
Net Other Income	$ 1,602.62	-$ 1,879.95
Net Income	-$ 311,780.57	-$ 170,863.44

MentalHappy Inc.
Profit and Loss

January 2020 - December 2021

	Total	
	Jan - Dec 2021	**Jan - Dec 2020 (PY)**

Tuesday, Mar 29, 2022 01:36:46 PM GMT-7 - Accrual Basis

CERTIFICATION

I, Tamar L. Blue, Principal Executive Officer of MentalHappy, Inc, hereby certify that the financial statements of MentalHappy, Inc included in this Report are true and complete in all material respects.

Tamar L. Blue

CEO